# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NorthStrive Acquisition Corp I., CIK 0002133719
CUSIP: G6659W103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share.
Address of issuer's principal executive offices: 120 Newport Center Drive, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 10/20/2026
Filed by CIK 0001840563
Persons authorized to receive notices and communications: Michel Tamer, 120 Newport Center Drive, Newport Beach, California (CA), 92660, (888) 445-4886

## Reporting persons
- PMGC Holdings Inc. (CIK 0001840563): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: working capital (WC); sole voting power 2,402,463; shared voting power 0; sole dispositive power 2,402,463; shared dispositive power 0; aggregate amount beneficially owned 2,402,463 (19.37% of the class)
  Comment: The number of shares represented by the amounts in Rows 7, 9, and 11 equals 2,402,463 Class A Ordinary Shares of NorthStrive Acquisition Corp I. (the "Issuer"), consisting of (i) 2,170,713 Class A Ordinary Shares underlying the Issuer's Class B Ordinary Shares previously issued to NorthStrive Sponsor I LLC (the "Sponsor"), which Class B Ordinary Shares are convertible into Class A Ordinary Shares on the closing of the Issuer's business combination or earlier at the holder's option, and (ii) 231,750 Class A Ordinary Shares included in the private placement offering that was consummated simultaneously with the Issuer's initial public offering ("IPO"). The Sponsor's holdings reflect the forfeiture and cancellation, for no consideration, of 325,607 Class B Ordinary Shares effected on October 20, 2026, with retroactive effect to October 3, 2026, pursuant to Section 1.4.1 of the Underwriting Agreement, dated August 17, 2026, between the Issuer and D. Boral Capital LLC, as representative of the several underwriters named therein, as amended by Amendment No. 1 to Underwriting Agreement, dated as of October 8, 2026 (the "UA Amendment"), following the expiration of the underwriters' over-allotment option on October 3, 2026 without having been exercised. Ownership percentage is calculated based on 12,402,463 Class A Ordinary Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Act"), being 10,231,750 Class A Ordinary Shares outstanding as of the date of this report plus 2,170,713 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor. PMGC Holdings Inc. ("PMGC") is the sole Member of the Sponsor. The Class A Ordinary Shares of the Issuer are directly held by the Sponsor. PMGC holds all membership interests and voting power of the Sponsor.
- NorthStrive Sponsor I LLC (CIK 0002151692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,402,463; shared voting power 0; sole dispositive power 2,402,463; shared dispositive power 0; aggregate amount beneficially owned 2,402,463 (19.37% of the class)
  Comment: The number of shares represented by the amounts in Rows 7, 9, and 11 equals 2,402,463 Class A Ordinary Shares of NorthStrive Acquisition Corp I. (the "Issuer"), consisting of (i) 2,170,713 Class A Ordinary Shares underlying the Issuer's Class B Ordinary Shares previously issued to NorthStrive Sponsor I LLC (the "Sponsor"), which Class B Ordinary Shares are convertible into Class A Ordinary Shares on the closing of the Issuer's business combination or earlier at the holder's option, and (ii) 231,750 Class A Ordinary Shares included in the private placement offering that was consummated simultaneously with the Issuer's initial public offering ("IPO"). The Sponsor's holdings reflect the forfeiture and cancellation, for no consideration, of 325,607 Class B Ordinary Shares effected on October 20, 2026, with retroactive effect to October 3, 2026, pursuant to Section 1.4.1 of the Underwriting Agreement, dated August 17, 2026, between the Issuer and D. Boral Capital LLC, as representative of the several underwriters named therein, as amended by Amendment No. 1 to Underwriting Agreement, dated as of October 8, 2026 (the "UA Amendment"), following the expiration of the underwriters' over-allotment option on October 3, 2026 without having been exercised. Ownership percentage is calculated based on 12,402,463 Class A Ordinary Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Act"), being 10,231,750 Class A Ordinary Shares outstanding as of the date of this report plus 2,170,713 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor. PMGC Holdings Inc. ("PMGC") is the sole Member of the Sponsor. The Class A Ordinary Shares of the Issuer are directly held by the Sponsor. PMGC holds all membership interests and voting power of the Sponsor.
- Georgiy Kovalyov (CIK 0002107529): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: PMGC is the sole Member of the Sponsor. The Class A Ordinary Shares of the Issuer are directly held by the Sponsor. Georgiy Kovalyov is the Manager of the Sponsor. PMGC holds all membership interest and voting power of the Sponsor. Mr. Kovalyov disclaims beneficial ownership of the securities held by the Sponsor except to the extent of his pecuniary interest therein, if any.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share.
Name of issuer: NorthStrive Acquisition Corp I.
Address of issuer's principal executive offices: 120 Newport Center Drive, Newport Beach, California (CA), 92660
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on September 29, 2026 (the "Original Schedule 13D," and together with this Amendment No. 1, the "Schedule 13D") by PMGC Holdings Inc. ("PMGC"), NorthStrive Sponsor I LLC (the "Sponsor") and Georgiy Kovalyov (collectively, the "Reporting Persons"), relating to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of NorthStrive Acquisition Corp I., a Cayman Islands exempted company (the "Issuer"). This Amendment No. 1 is being filed to report that, on October 20, 2026, with retroactive effect to October 3, 2026, the Sponsor forfeited and surrendered to the Issuer, for cancellation and for no consideration, 325,607 Class B ordinary shares of the Issuer, par value $0.0001 per share (the "Class B Ordinary Shares"), pursuant to Section 1.4.1 of the Underwriting Agreement, dated August 17, 2026, between the Issuer and D. Boral Capital LLC, on behalf of itself and as representative of the several underwriters named therein (the "Underwriting Agreement"), as amended by Amendment No. 1 to the Underwriting Agreement, dated as of October 8, 2026 ( "UA Amendment"). The forfeiture was required because the underwriters' over-allotment option expired unexercised on October 3, 2026, and the UA Amendment allocates the aggregate 629,998-share forfeiture required by Section 1.4.1 of the Underwriting Agreement pro rata among all Initial Shareholders based on their respective holdings of Initial Shares. As a result of the forfeiture, the Reporting Persons' aggregate beneficial ownership of Class A Ordinary Shares has decreased, as reflected on the cover pages hereto and in Items 2 and 5 below. Except as expressly amended and supplemented by this Amendment No. 1, all other information in the Original Schedule 13D is incorporated by reference herein and remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is filed by PMGC Holdings Inc., NorthStrive Sponsor I LLC and Georgiy Kovalyov (collectively, the "Reporting Persons") with respect to 2,402,463 Class A Ordinary Shares of the Issuer, consisting of (i) 2,170,713 Class A Ordinary Shares underlying the Issuer's Class B Ordinary Shares previously issued to the Sponsor, which Class B Ordinary Shares are convertible into Class A Ordinary Shares on the closing of the Issuer's business combination or earlier at the holder's option (and which reflect the forfeiture to the Issuer, for cancellation and for no consideration, of 325,607 Class B Ordinary Shares on October 20, 2026, with retroactive effect to October 3, 2026, pursuant to Section 1.4.1 of the Underwriting Agreement, as amended by the UA Amendment, following the expiration unexercised of the underwriters' over-allotment option on October 3, 2026), and (ii) 231,750 Class A Ordinary Shares included in the private placement offering that was consummated simultaneously with the IPO. The Class A Ordinary Shares of the Issuer are directly held by the Sponsor. Georgiy Kovalyov is the Manager of the Sponsor. PMGC holds all membership interests and voting power of the Sponsor. PMGC is the sole Member of the Sponsor.
Residence or business address: PMGC, the Sponsor, and Georgiy Kovalyov have a principal business office at 120 Newport Center Drive, Newport Beach, CA 92660.
Present principal occupation or employment: PMGC is principally engaged as a diversified holding company focused on acquiring and growing valuable assets and operating businesses across various industries. Georgiy Kovalyov is principally engaged as a Certified Public Accountant and finance professional.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: PMGC is a corporation formed in the State of Nevada. The Sponsor is a limited liability company organized under the laws of the State of Delaware. Mr. Kovalyov is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Sponsor previously purchased its shares of the Issuer using working capital funds. PMGC used working capital funds for the consideration it paid for the purchase of its membership interest in the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons acquired the securities described herein for investment purposes. The Reporting Persons may engage in discussions with the Issuer's management, board of directors, stockholders, and other interested parties concerning potential strategic transactions, including possible merger and acquisition opportunities. The Reporting Persons may from time to time make introductions or otherwise facilitate discussions between the Issuer and third parties regarding such potential opportunities. The Reporting Persons are in discussions with third parties that may result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D; however, there are currently no definitive agreements to undertake such actions. Additionally, the Reporting Persons may continue to review and consider other opportunities that may present themselves from time to time, depending on various factors, including the Issuer's financial position, the price level of the securities, conditions in the securities markets, general economic and industry conditions, or other factors. On October 20, 2026, with retroactive effect to October 3, 2026, the Sponsor forfeited and surrendered to the Issuer, for cancellation and for no consideration, 325,607 Class B Ordinary Shares pursuant to Section 1.4.1 of the Underwriting Agreement, as amended by the UA Amendment. The forfeiture was required because the underwriters' over-allotment option expired unexercised on October 3, 2026. The UA Amendment, among other things, allocates the aggregate 629,998-share forfeiture required by Section 1.4.1 of the Underwriting Agreement pro rata among the Initial Shareholders in proportion to the number of Initial Shares held by each Initial Shareholder (rather than solely to the Sponsor as originally contemplated by Section 1.4.1 of the Underwriting Agreement, consistent with the beneficial ownership disclosure in the Issuer's prospectus for the IPO). The forfeiture of the 325,607 Class B Ordinary Shares did not involve the payment of any consideration to the Sponsor or any other Reporting Person. The Reporting Persons do not have any present plans or proposals, other than as described in this Item 4 and the Original Schedule 13D, that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on each of the cover pages hereto. As the sole Member of the Sponsor, PMGC has voting and dispositive power over the securities held by the Sponsor. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: (i) Sole power to vote or to direct the vote: see Item 7 on the cover pages hereto. (ii) Shared power to vote or to direct the vote: see Item 8 on the cover pages hereto. (iii) Sole power to dispose or to direct the disposition of: see Item 9 on the cover pages hereto. (iv) Shared power to dispose or to direct the disposition of: see Item 10 on the cover pages hereto. The Sponsor is the record and direct beneficial owner of the securities covered by this Schedule 13D. As of the date hereof, no Reporting Person owns any Class A Ordinary Shares of the Issuer other than as set forth in this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Item 4 and this Item 5, no Reporting Person has effected any transactions in the Class A Ordinary Shares (or the underlying Class B Ordinary Shares) during the past 60 days. On October 20, 2026, with retroactive effect to October 3, 2026, the Sponsor forfeited and surrendered to the Issuer, for cancellation and for no consideration, 325,607 Class B Ordinary Shares pursuant to Section 1.4.1 of the Underwriting Agreement, as amended by the UA Amendment, following the expiration unexercised of the underwriters' over-allotment option on October 3, 2026.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The Issuer entered into that certain Letter Agreement, Registration Rights Agreement, Private Placement Units Purchase Agreement, and Administrative Services Agreement, which are each filed as exhibits to the Issuer's Current Report on Form 8-K with the U.S. Securities and Exchange Commission on August 20, 2026.

Amendment No. 1 to Underwriting Agreement, dated as of October 8, 2026, by and between NorthStrive Acquisition Corp I. and D. Boral Capital LLC, on behalf of itself and as representative of the several underwriters named therein, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.1 - Joint Filing Agreement.

Exhibit 99.2 - Amendment No. 1 to Underwriting Agreement, dated as of October 8, 2026, by and between NorthStrive Acquisition Corp I. and D. Boral Capital LLC, on behalf of itself and as representative of the several underwriters named therein.

## Signatures
- PMGC Holdings Inc.: /s/ Graydon Bensler, Graydon Bensler / Chief Executive Officer of PMGC Holdings Inc. (10/22/2026)
- NorthStrive Sponsor I LLC: /s/ Georgiy Kovalyov, Georgiy Kovalyov / Manager (10/22/2026)
- Georgiy Kovalyov: /s/ Georgiy Kovalyov, Georgiy Kovalyov (10/22/2026)